UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

ATS Corporation

(Name of Subject Company)

ATS Corporation

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00211E104

(CUSIP Number of Class of Securities)

John Hassoun & Pamela Little

Co-Chief Executive Officers

ATS Corporation

7925 Jones Branch Drive

McLean, Virginia 22102

(571) 766-2400

(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

James J. Maiwurm

Squire Sanders (US) LLP

1200 19th Street NW

Suite 300

Washington, DC 20036

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Talking Points for ATS Corporation Program Managers with Their Customers

INTRODUCTORY CALL

Hi ---:

I wanted to give you a call about some exciting news here at ATSC. Salient Federal Solutions, Inc. has just signed a definitive agreement to acquire ATSC. Salient Federal Solutions—a private company headquartered in Fairfax, Virginia—provides IT, engineering, and analytic services primarily to the Federal government. Salient is led by an executive team with deep experience in the government services market. They are driven by a relentless customer focus and provide services in areas of mission-critical information technology, network solutions, and systems engineering.

The acquisition was announced this morning.

We just had a company-wide meeting to discuss the acquisition, where we were introduced to the Salient team and were briefed on the strategy behind the combination of the two companies. I wanted to give you a call personally to make sure you were aware of what was happening and answer any questions you might have.

This deal is a win-win for both ATSC and you, our customers. Combining ATSC into Salient, directly supports Salient’s purpose and business strategy: to provide the IT, engineering, and analytic services government agencies need most—so they can meet the challenges they face now. Salient has a concentration of customers in the defense and intelligence communities. ATSC has a concentration in the Federal civilian agencies and a solid foothold in the commercial markets. Together, we will be able to provide unmatched expertise in case management, federal financial systems, supply chain management, border/port security, health information systems, and other solutions, across a wide customer base.

I was also pleased to learn that they have a very experienced management team and have done several successful acquisitions in the past. I wanted to make sure that you knew that there is going to be absolutely no adverse impact to the work we are doing. You will have the same team and your relationship with me will remain unchanged. You’ll still receive the same level of service and professionalism you’ve come to rely on from ATSC…but with greater capabilities and capacity.

One thing will change for ATSC customers. Through the combined company you’ll be able to access a much broader range of capabilities, through your contract vehicle of choice, at any required scale or global location. Salient is a global company with more than 700 employees at over 100 locations. Wherever you need support and however much you need, Salient can reach back to its portfolio of IT, engineering, and analysis capabilities.

If you have time, I wanted to see if we could schedule some time to meet briefly to discuss the acquisition and talk about some of the ways in which it will broaden and deepen the capabilities we can offer to you. We will try to schedule a time when a Salient senior executive can participate as well so you can ask questions directly of the new owners of ATSC.

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Talking Points for ATS Corporation Program Managers with Their Customers

 ACQUISITION DETAILS

Why is Salient Federal Solutions acquiring ATSC?

•	Salient identified ATSC for acquisition because of its distinct capabilities that complement existing Salient services. Together we will work to grow and expand the combined offerings to our customers.
•	It enables Salient to bring the expertise it has developed in the defense, homeland, intelligence, and cyber domains to more civilian and commercial customers.
•	It expands Salient’s portfolio of convenient acquisition contracts (including ENCORE II) with new vehicles such as the Alliant GWAC, GSA Schedule 70, and Seaport-e.
•	It complements Salient’s existing capabilities with an excellent staff of highly skilled professionals and expertise in case management, federal financial systems, supply chain management, border/port security, health information systems, and other solutions.
•	It expands Salient’s portfolio of capabilities, tools, and technologies including a strong foundation in UML and Rational tools, a financial services platform, and a solution for blue force tracking and personnel incident management, as well as a foothold in the commercial markets.
•	In short, it helps to position Salient for maximum agility in strategic areas that matters significantly to the government—and thus offers potential for growth.

Do you foresee any integration issues as a result of this acquisition?

•	No. Over the next 30-60 days we will be working to ensure a smooth and successful transition to merge ATSC into Salient Federal Solutions effectively. Salient has a solid reputation for integrating acquisitions in a way that clearly benefits both our employees and our clients. The ability to accelerate organic growth depends on our success at efficiently cross selling the capabilities we have to all of our customers. ATSC will be integrated into Salient on the day of close.

Will this acquisition affect ATSC's active projects?

•	None of ATSC’s contracts should be affected by the acquisition. You will still be getting the same great service from the same great team, and see the same faces every day that you are accustomed to seeing.

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Talking Points for ATS Corporation Program Managers with Their Customers

Who will be the new CEO?

•	Brad Antle is the CEO of Salient Federal Solutions. He was formerly President and CEO of SI International, Inc. and held senior positions at Lockheed Martin and General Electric. His abbreviated biography is available on the Salient Federal Solutions’ website www.salientfed.com.

What are the benefits to ATSC customers?

•	Same Team/Same Service: ATSC customers will still be working with the same ATSC employees you know and trust. You’ll still receive the same level of service and professionalism you’ve come to rely on from ATSC.
•	But with Greater Capabilities and Capacity: One thing will change for ATSC customers. Through the combined company you’ll be able to access a much broader range of capabilities, through your contract vehicle of choice, at any required scale or global location.
•	Salient is a global company with more than 700 employees at over 100 locations. Wherever you need support and however much you need, Salient can reach back to its portfolio of IT, engineering, and analysis capabilities.

What will happen to ATSC and its names?

•	Following closing of the acquisition, ATSC’s operations will be fully integrated into Salient Federal Solutions, Inc., and ATSC will operate under the name ATSC, a subsidiary of Salient Federal Solutions Inc., for legal purposes only. At some point following the acquisition, we will make a change of name to reflect that we are a consolidated organization under Salient Federal Solutions, Inc. Any change would be done in an orderly fashion and properly coordinated with our customers. The timing of this latter step will depend primarily on our customers, on expiration of existing contract vehicles, and other market-driven factors.

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Talking Points for ATS Corporation Program Managers with Their Customers

OVERVIEW OF Salient Federal Solutions

Who is Salient Federal Solutions?

•	Salient Federal Solutions was founded in 2009 with the goal of becoming a leading provider of information technology and engineering solutions to the Federal Government.
•	Salient is built for change with constantly evolving capabilities, reinforced by a revolutionary approach to managing and leveraging talent, and a workforce able to solve the toughest challenges.
•	We continue to prepare for the success that strong, organic growth and strategic acquisitions will bring by investing in our infrastructure, tools and systems, facilities, and talent.
•	Our core domains of intelligence, defense, homeland security, and cyber security represent areas of continuing importance to the Federal marketplace. IT holds the promise of improved capabilities, at significantly reduced costs, and the ability to capture the wealth of knowledge embedded in our professional government workforce.
•	Salient provides the IT, engineering, and analytic services government agencies need most—so they can meet the challenges they face now.

How many employees does Salient Federal Solutions have?

•	Salient is a global company with more than 700 employees at over 100 locations.

This document is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding shares of ATSC’s common stock described in this document has not commenced. At the time the offer is commenced, a subsidiary of Salient will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and ATSC will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to ATSC’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

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